Exhibit 99.2

May 29, 2014

To:	The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 28, 2014.

Total Shares Voted:	106,054,806

Total Shares Issued and Outstanding:	127,357,486

Total Percentage of Shares Voted:	83.27%

1.	Determination of the Number of Directors – FOR: 98.64%

According to proxies received and vote by show of hands, the number of directors was determined at six.

2.	Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

Name of Nominee	Vote For	%	Withhold Vote	%
Anthony Garson	102,021,864	99.17	856,272	0.83
David Gower	101,076,504	98.25	1,801,632	1.75
John A. McCluskey	102,825,363	99.95	52,773	0.05
Paul J. Murphy	102,731,491	99.86	146,645	0.14
Kenneth G. Stowe	101,526,513	98.69	1,351,623	1.31
David Fleck	102,827,860	99.95	50,276	0.05

3.	Appointment and Compensation of Auditors – FOR: 99.06%

According to proxies received and vote by show of hands, Ernst & Young, LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.